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EXHIBIT 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income from continuing operations	$193,341	$124,335	$220,224	$156,501	$118,779
Fixed charges	143,410	156,844	148,110	81,451	65,263

Adjusted earnings	$336,751	$281,179	$368,334	$237,952	$184,042
Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$143,410	$156,844	$148,110	$81,451	$65,263
Ratio of earnings to fixed charges	2.35x	1.79x	2.49x	2.92x	2.82x

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  EXHIBIT 12.1
Hospitality Properties Trust Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratio amounts)